December 2, 2014

By Email and EDGAR

United States Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street N.E.,

                        Washington, D.C. 20549.

Attention:	Linda Cvrkel Claire Erlanger

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-1 (File No. 333-199285)

Dear Ms. Cvrkel and Ms. Erlanger:

On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Company”), we are writing in connection with the above-referenced registration statement on Form F-1 (the “Registration Statement”) that was initially filed on October 10, 2014, and amended by Amendment No. 1 dated November 13, 2014 and Amendment No. 2 dated November 25, 2014.

In the course of a telephone conference scheduled at the Company’s request regarding the comments to the Registration Statement, the Staff requested that the Company provide a written description of the reasons that it believed the early conversion option in the Mandatory Convertible Securities (“MCS”) is substantive and to supplement the financial statement footnote disclosures regarding the MCS to address the allocation of proceeds from the issuance of the MCS to the various elements of the compound instrument represented by the MCS.

As described in the Company’s response to Comment No. 6 in the previous comment letter, the MCS is a compound financial instrument consisting of a prepaid forward contract for FCA’s equity and a series of coupon payments to the holder of the instrument until the conversion date.

Under IAS 32 paragraph 28, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition in accordance with the substance of the contractual arrangement and whether the components meet the definitions of a financial asset, financial liability or an equity instrument. As the MCS is a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments, there are two units of account for this instrument.

The equity contract meets the definition of an equity instrument as described in paragraph 16 of IAS 32, as the equity contract does not include a contractual obligation to (i) deliver cash or another financial asset to another entity; or (ii) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company. Additionally, the equity contract is a non-derivative that includes no contractual obligation for the company to deliver a variable number of its own equity, as the Company controls its ability to settle for a fixed number of shares under the terms of the contract.

The ability to settle for a fixed number of shares (i.e. the maximum) before maturity is described under the caption “Description of the Mandatory Convertible Securities – Early Conversion at the Option of the FCA at Maximum Conversion Rate” in the prospectus relating to the Mandatory Convertible Securities Offering. In recent IASB Interpretation Committee, or IFRIC, deliberations (January 2014), the IFRIC noted this option is only considered and respected for classification purposes if it is substantive. The Company’s response to Comment No. 6 in the previous comment letter, noted the factors identified by the IFRIC that an issuer could consider when assessing whether this early conversion feature is substantive.

The Company evaluated the option to early settle and concluded this feature is substantive for the following reasons:

•	Management completed a Monte Carlo analysis based on an assumed range from the Minimum and Maximum Conversion Rates of 0.83 and 1.00 shares (based on a range of share prices between 120% and 100% of the common share price at pricing of the offering). This analysis indicated a reasonable possibility that FCA’s share price would fall below the minimum threshold, as a result of which the company would not be economically disadvantaged nor would FCA’s shareholders suffer additional dilution were the Company to exercise the issuer conversion option.

•	As some (but not all) rating agencies will treat the MCS as a financial liability for credit rating purposes, the Company may exercise the right to settle for a fixed number of shares in order to improve the Company’s financial ratios (e.g., leverage, interest coverage) as applied by those rating agencies in order to provide the Company with additional flexibility either to issue additional debt (whether to enhance its liquidity position or pursue opportunities) or to preserve its credit rating if needed.

•	The Company also noted that the issuer early conversion option is a relatively new feature for instruments such as the MCS or their more common US counterpart (Tangible Equity Units (or TEUs)) and was very rare prior to 2008. Management is aware of several issuers during the financial crisis that sought to settle early mandatory convertible instruments, but did not have a contractual right to do so. Those issuers instead made an exchange offer to holders, typically offering both the maximum number of shares issuable on conversion of the instrument as well as the present value of remaining coupons (and in some cases issuers offered additional consideration to motivate investors to tender into the exchange offer). Interestingly, the success rate for these transactions was less than 100% — in some cases substantially below 100% — demonstrating that some investors resisted the exchange and preferred to retain the mandatory convertible instrument through the scheduled term of the instrument.

•	Based on these factors, management believes this feature is critical to allow the Company the right to early convert and terminate the instrument prior to its scheduled maturity date should the Company’s financial position or market conditions warrant such actions.

The reasons above demonstrate the legitimate corporate objectives that warrant FCA’s negotiation of the issuer early conversion option and that could cause FCA to exercise that option and that support management’s conclusion that this feature is substantive. Therefore, the equity conversion feature will be accounted for as an equity instrument.

In regard to the obligation to pay coupons, the Company notes that this meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. The Company has the right to, or in certain limited circumstances the investors can force the Company to, prepay the coupons, in addition to settling the equity conversion feature, before maturity. Under IFRS, the early settlement features would be bifurcated from the financial liability for the coupon payments since they require the repayment of the coupon obligation at an amount other than fair value or the amortized cost of the debt instrument as required by IAS 39.AG30(g).

As required by paragraph 31 of IAS 32, the initial carrying amount of a compound financial instrument is allocated to its equity and liability components. The equity component is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole. The value of any derivative features embedded in the compound financial instrument other than the equity component is included in the liability component. Therefore, the financial liability for the coupon payments will be initially recognized at its fair value. The derivative related to the early settlement features defined in the mandatory convertible securities will be bifurcated from the financial liability for the coupon payments and will be accounted for at fair value through profit and loss. Subsequently, the financial liability related to the coupon payments will be accounted for at amortized cost. The residual amount of the proceeds received from the issuance of the mandatory convertible security will be allocated to share reserves in equity. The amount of proceeds recorded in equity will not be remeasured subsequently.

In response to the Staff’s comment conveyed in our telephone conference, the disclosures in Note 29 in the Interim Consolidated Financial Statements have been revised to further address the allocation of proceeds upon issuance of the MCS to the components and the subsequent accounting for the early settlement features accordingly. Attached are changed pages to the Registration Statement reflecting the revised disclosures.

The Company intends to file Amendment No. 3 to the Registration Statement and commence distribution of the preliminary prospectus included in the Registration Statement later this week.

*        *        *

The Company appreciates very much the Staff’s prompt and helpful review of the Registration Statement and its continued cooperation in the Company’s efforts to complete the proposed capital transactions before the year-end holidays. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004. Thank you very much.

Very truly yours,

/s/ Scott Miller

Scott Miller

cc:	J. Nolan McWilliams
Sonia Bednarowski
(Securities and Exchange Commission)

Richard K. Palmer
Giorgio Fossati
Alessandro Gili
(Fiat Chrysler Automobiles N.V.)

FIAT S.p.A.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In addition, U.S.$2.5 billion in aggregate principal amount of mandatory convertible securities are expected to be offered in an SEC-registered offering to U.S. and international institutional investors. The mandatory convertible securities will be mandatorily convertible into FCA common shares at maturity. The interest rate, conversion rates and other terms and conditions of the mandatory convertible securities will be determined at pricing of the offering. It is expected that investors participating in the offering, subject to completion of the spin-off of Ferrari mentioned above, will be entitled to participate in the spin-off and receive shares of Ferrari pursuant to customary provisions adjusting the conversion terms. The offerings are expected to be completed by the end of 2014. The timing of the offerings remains subject to market conditions, as well as registration requirements under applicable law.

- On October 29, 2014, the Board of Directors of FCA, in connection with its discussions regarding capital planning to support the Group's 2014-2018 Business Plan, confirmed FCA's intention to eliminate any contractual terms limiting the free flow of capital among members of the Group. As a result, FCA expects to redeem each series of Chrysler Group's outstanding Secured Senior Notes no later than at its initial optional redemption date of June 2015 for Chrysler Group's 8% Senior Secured Notes due 2019 and June 2016 for Chrysler Group's 8-1/4% Secured Senior Notes due 2021. FCA also expects to refinance the Chrysler Group term loans and revolving credit facility at or before this time.

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